UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MERIDIAN WASTE SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.025

(Title of Class of Securities)

58985L
(CUSIP Number)

September 7, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
   Rule 13d-1(b)
 X Rule 13d-1(c)
   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).





1. NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Clayton Struve

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)
(b)

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON -

1,613,329

6. SHARED VOTING POWER -

0

7. SOLE DISPOSITIVE POWER -

1,794,927(1)

8. SHARED DISPOSITIVE POWER -

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON -

1,794,927(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.60%(1)(2)


12. TYPE OF REPORTING PERSON

IND

(1)
This amount includes a warrant (the "Warrant") to purchase up to 181,598 shares of the Issuer?s common stock at a price of $5.16 per share. The Warrant was purchased from underwriters in the public offering of the Issuer's common stock pursuant to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 9, 2016, as amended, and as declared effective on January 24, 2017 (the "Offering"). Does not include 978,500 shares of common stock into which such stockholder's shares of Series D Preferred are convertible, because such conversion is restricted pursuant to the terms of the Series D Preferred designations, which prohibit conversions that would result in the holder owning greater than 4.99% of the Company's issued and outstanding common stock, unless waived upon 60 days' notice, but shall in no event exceed 19.99%, of the Company's issued and outstanding common stock. Does not include 1,467,500 shares of common stock issuable upon such stockholder's exercise of warrants, because such issuance is restricted pursuant to the terms such warrants, which prohibit conversions that would result in the holder owning greater than 4.99% of the Company's issued and outstanding common stock, unless waived upon 60 days' notice, but shall in no event exceed 19.99%, of the Company's issued and outstanding common stock. Such warrants are exercisable beginning March 8, 2018. Does not include 1,500,000 shares of common stock into which such stockholder's shares of Series E Preferred are convertible, because such conversion is restricted pursuant to the terms of the Series E Preferred designations, which prohibit conversions that would result in the holder owning greater than 4.99% of the Company's issued and outstanding common stock, , unless waived upon 60 days' notice, but shall in no event exceed 19.99%, of the Company?s issued and outstanding common stock. Does not include 2,250,000 shares of common stock issuable upon such stockholder's exercise of warrants, because such issuance is restricted pursuant to the terms such warrants, which prohibit conversions that would result in the holder owning greater than 4.99% of the Company's issued and outstanding common stock, unless waived upon 60 days' notice, but shall in no event exceed 19.99%, of the Company?s issued and outstanding common stock. 1,650,000 of such warrants are exercisable beginning April 18, 2018; 600,000 of such warrants are exercisable beginning May 18, 2018.


(2)
Based on 16,755,479 shares of common stock outstanding as of February 9, 2018.


1



ITEM 1 (a) NAME OF ISSUER:

Meridian Waste Solutions, Inc.

ITEM 1 (b) ADDRESS OF ISSUER?S PRINCIPAL EXECUTIVE OFFICES:

One Glenlake Parkway NE Suite 900, Atlanta, GA 30328

ITEM 2 (a) NAME OF PERSON FILING:

Clayton Struve

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

175 W Jackson Blvd, Suite 440, Chicago, IL 60604

ITEM 2 (c) CITIZENSHIP:

See Page 2, Item 4

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.025

ITEM 2 (e) CUSIP NUMBER:

See Page 1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK
WHETHER THE PERSON FILING IS A:


(a)
Broker or dealer registered under Section 15 of the Exchange Act.

(b)
Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)
Insurance Company defined in Section 3(a)(19) of the Exchange Act.

(d)
Investment Company registered under Section 8 of the Investment Company Act.

(e)
An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)

(g)
A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)

(h)
A savings association as defined in Section 3(b) of the Federal Deposit
 Insurance Act.

(i)
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)
Group, in accordance with Rule 13d-1(b)(1)(ii)(J)




ITEM 4 OWNERSHIP


(a)
AMOUNT BENEFICIALLY OWNED:

See Page 2, Item 9


(b)
PERCENT OF CLASS:

See Page 2, Item 11


(c)
NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


(i)
SOLE POWER TO VOTE OR DIRECT THE VOTE

See Page 2, Item 5


(ii)
SHARED POWER TO VOTE OR DIRECT THE VOTE

See Page 2, Item 6


(iii)
SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See Page 2, Item 7


(iv)
SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See Page 2, Item 8

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February [?], 2018

(Date)



/s/ [?]


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